EXHIBIT 5

Advocaten Notarissen Belastingadviseurs

Postbus 1110
3000 BC Rotterdam	Rotterdam, April 22, 2004
Weena 750
3014 DA Rotterdam
T +31 10 224 00 00
F +31 10 414 84 44
CNH Global N.V.
Bart Th. Derogee	Global Management Offices
T +31 10 224 03 81	100 South Saunders Road
F +31 10 224 05 55	Lake Forest, Illinois 60054
bart.derogee@nautadutilh.com

Ladies and Gentlemen,

     We have acted as counsel for CNH Global N.V., a corporation organized under the laws of the Kingdom of the Netherlands (the “Company”), in connection with the Registration Statement on Form S-8 (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) to effect registration of 4,800,000 Common Shares of the Company (the “Shares”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) to be issued from time to time pursuant to (i) CNH Global N.V. Outside Directors’ Compensation Plan, and (ii) CNH U.S. Retirement Savings Plan, as amended (each a “Plan”).

     For the purposes of this opinion, we have examined the Registration Statement and such documents and other records of the Company, and certificates of public officials and officers of the Company as we have deemed necessary or appropriate to provide a basis for the opinion set forth below. In this examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and conformity to original documents of all documents submitted to us in copies.

     The opinion expressed below is limited to the laws of The Netherlands and we do not express any opinion concerning any other law. This opinion letter may only be relied upon on the condition that you accept that the legal relationship between yourselves and NautaDutilh N.V. shall be governed by Netherlands law and that any issues of interpretation or liability thereunder shall be submitted to the exclusive jurisdiction of the competent courts at Rotterdam, The Netherlands.

     Based upon and subject to the foregoing, we are of the opinion that the Shares have been duly authorized by all necessary corporate action and, when (a) issued and delivered in accordance with the terms of the relevant Plan and (b) paid for in full in accordance with the relevant Plan or by the relevant employer, as the case may be, the Shares will be validly issued, fully paid and non-assessable.

Amsterdam

Brussel

Londen

Luxemburg

New York

Rotterdam

2
Rotterdam, April 22,2004

     We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

For and on behalf of
Nauta Dutilh N.V.

Bart Th. Derogée

NautaDutilh N.V. has its seat at Rotterdam, The Netherlands and is registered in the Commercial Register in Rotterdam under number 24338323. All services and other work are carried out under a contract for professional services (“overeenkomst van opdracht”) with NautaDutilh N.V., subject to the general conditions of NautaDutilh N.V. These general conditions include, among other provisions, a limitation of liability clause and have been filed with the Rotterdam Court of First Instance. They can be consulted at www.nautadutilh.com and will be provided free of charge upon request.

ABN AMRO Bank 42.61.85.323; Fortis Bank 64.02.57.747; ING Bank 69.33.63.282; Postbank 9047; Account Name: Stichting Beheer Derdengelden Advocatuur NautaDutilh.